SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 25, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—
TELESP
(Exact name of registrant as specified in its charter)

TELESP HOLDING COMPANY
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851—21º andar
Sao Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

TABLE OF CONTENTS

Item

1.	Quarterly Information for the Nine-month Period Ended September 30, 2002 and Independent Auditors’ Review Report

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telecomunicações de São Paulo S.A.—Telesp

Quarterly Information for the Nine-month Period Ended September 30, 2002 and Independent Auditors’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2002
(All amounts in thousands of Brazilian reais)
(Unaudited)

	Company		Consolidated
	09.30.02	06.30.02	09.30.02	06.30.02
ASSETS
CURRENT ASSETS	5,344,974	3,616,606	5,413,119	3,679,046

Cash and cash equivalents	340,604	118,955	357,969	125,766
Trade accounts receivable, net	1,972,791	1,862,155	1,998,657	1,888,536
Deferred and recoverable taxes	933,053	868,424	943,592	879,217
Other recoverable amounts	62,124	60,979	62,635	61,548
Loans and marketable securities	3,568	2,582	3,568	2,582
Inventories	390,539	395,475	405,911	414,127
Prepaid expenses	40,173	54,228	40,208	54,256
Receivable from related parties	3	3	3	3
Other	1,602,119	253,805	1,600,576	253,011
NONCURRENT ASSETS	1,551,173	1,281,404	1,556,028	1,286,920

Deferred and recoverable taxes	1,137,154	863,822	1,144,172	871,119
Loans and marketable securities	9,975	29,502	9,975	29,502
Other recoverable amounts	184,147	176,384	184,179	176,409
Amounts for capitalization	94,695	92,086	94,695	92,086
Other	125,202	119,610	123,007	117,804
PERMANENT ASSETS	16,925,306	17,401,037	16,854,425	17,332,864

Investments	256,211	234,572	182,285	163,339
Property, plant and equipment, net	16,491,243	16,977,173	16,494,288	16,980,233
Deferred charges	177,852	189,292	177,852	189,292

TOTAL ASSETS	23,821,453	22,299,047	23,823,572	22,298,830

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2002
(All amounts in thousands of Brazilian reais)
(Unaudited)

	Company		Consolidated
	09.30.02	06.30.02	09.30.02	06.30.02
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	5,952,873	5,177,825	5,962,451	5,184,008

Payroll and related charges	124,794	112,948	125,078	113,252
Accounts payable and accrued expenses	943,919	851,179	949,156	853,719
Taxes payable	1,051,267	522,551	1,054,784	525,465
Profit participation	594,889	1,113,275	595,021	1,113,449
Loans and financing	3,078,483	2,352,342	3,078,483	2,352,342
Reserve for contingencies	34,594	22,917	34,594	22,917
Payable to related parties	75,817	154,418	75,818	154,418
Other	49,110	48,195	49,517	48,446
LONG-TERM LIABILITIES	2,776,529	2,023,610	2,769,070	2,017,210

Deferred income taxes	38,437	40,164	38,464	40,191
Loans and financing	2,218,064	1,392,078	2,218,064	1,392,078
Reserve for contingencies	340,346	413,663	340,362	413,663
Payable to related parties	11,361	9,006	3,859	2,579
Other	168,321	168,699	168,321	168,699
SHAREHOLDERS’ EQUITY	15,090,425	15,095,986	15,090,425	15,095,986

Capital	5,978,074	5,978,074	5,978,074	5,978,074
Capital reserves	2,743,907	2,743,654	2,743,907	2,743,654
Profit reserves	417,303	764,472	417,303	764,472
Retained earnings	5,951,141	5,609,786	5,951,141	5,609,786
FUNDS FOR CAPITALIZATION	1,626	1,626	1,626	1,626

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,821,453	22,299,047	23,823,572	22,298,830

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED SEPTEMBER 30, 2002 AND 2001
(All amounts in thousands of Brazilian reais, unless otherwise indicated)
(Unaudited)

	Company		Consolidated
	2002	2001	2002	2001
GROSS OPERATING REVENUE	3,499,424	3,189,746	3,518,857	3,211,539

Telecommunication services/sales revenue	3,499,424	3,189,746	3,518,857	3,211,539
Revenue deductions	(929,624)	(827,852)	(931,486)	(831,130)

NET OPERATING REVENUE	2,569,800	2,361,894	2,587,371	2,380,409
Cost of services provided and of sales	(1,478,343)	(1,260,644)	(1,485,841)	(1,274,627)

GROSS PROFIT	1,091,457	1,101,250	1,101,530	1,105,782
OPERATING EXPENSES	(430,363)	(499,827)	(439,722)	(504,957)

Selling	(267,535)	(210,866)	(273,230)	(215,768)
General and administrative	(169,645)	(167,997)	(170,916)	(174,344)
Gain (Loss) on investments accounted for by equity method	17,468	654	15,181	8,903
Other, net	(10,651)	(121,618)	(10,757)	(123,748)

INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSE	661,094	601,423	661,808	600,825
Financial expenses, net	(160,948)	(146,696)	(160,590)	(150,270)

INCOME FROM OPERATIONS	500,146	454,727	501,218	450,555
Nonoperating income (expense)	10,852	1,345	10,852	1,343

INCOME BEFORE TAXES AND PROFIT SHARING	510,998	456,072	512,070	451,898
Income and social contribution taxes	(165,272)	(154,572)	(166,327)	(150,325)
Employees’ profit sharing	(4,371)	(3,985)	(4,388)	(4,058)

NET INCOME	341,355	297,515	341,355	297,515

NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	493,665,346	493,665,346	493,665,346	493,665,346

EARNINGS PER SHARE—R$	0.00069	0.0006	0.00069	0.00060

The accompanying notes are an integral part of these statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(All amounts in thousands of Brazilian reais, unless otherwise indicated)
(Unaudited)

	Company		Consolidated
	2002	2001	2002	2001
GROSS OPERATING REVENUE	9,881,306	8,864,822	9,937,659	8,925,935

Telecommunication services/sales revenue	9,881,306	8,864,822	9,937,659	8,925,935
Revenue deductions	(2,593,163)	(2,289,349)	(2,599,698)	(2,300,093)

NET OPERATING REVENUE	7,288,143	6,575,473	7,337,961	6,625,842
Cost of services provided and of sales	(4,189,692)	(3,607,316)	(4,211,594)	(3,642,884)

GROSS PROFIT	3,098,451	2,968,157	3,126,367	2,982,958
OPERATING EXPENSES	(1,382,296)	(1,327,913)	(1,405,331)	(1,344,101)

Selling	(723,268)	(579,582)	(734,158)	(594,981)
General and administrative	(579,962)	(524,876)	(586,310)	(544,347)
Gain (Loss) on investments accounted for by equity method	26,819	(9,794)	22,545	12,167
Other, net	(105,885)	(213,661)	(107,408)	(216,940)

INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSE	1,716,155	1,640,244	1,721,036	1,638,857
Financial expenses, net	(564,368)	(301,395)	(563,967)	(310,384)

INCOME FROM OPERATIONS	1,151,787	1,338,849	1,157,069	1,328,473
Nonoperating income (expense)	15,502	(4,065)	15,502	(4,054)

INCOME BEFORE TAXES AND PROFIT SHARING	1,167,289	1,334,784	1,172,571	1,324,419
Income and social contribution taxes	(371,029)	(437,971)	(376,192)	(426,660)
Employees’ profit sharing	(59,641)	(66,813)	(59,760)	-67,759

NET INCOME	736,619	830,000	736,619	830,000

NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	493,665,346	493,665,346	493,665,346	493,665,346

EARNINGS PER SHARE—R$	0.00149	0.00168	0.00149	0.00168

The accompanying notes are an integral part of these statements.

Telecomunicações de São Paulo S.A.—Telesp

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
(All amounts in thousands of Brazilian reais, unless otherwise indicated)

1.	OPERATIONS AND BACKGROUND

a) Formation of the Company, its Controlling Shareholders and Corporate Restructuring

Telecomunicações de São Paulo S.A.—Telesp (formerly Telesp Participações S.A.—TelespPar—“TelespPar”), denominated as the “Company” or “Telesp”, was formed pursuant to article 189 of Law No. 9,472/97 of the General Telecommunications Law based on Decree No. 2,546 on April 14, 1998, as part of the spin-off of TELEBRÁS.

On July 29, 1998, the Federal government sold, in a public auction held at the Rio de Janeiro Stock Exchange (BOVERJ), the TelespPar (holding company of Telecomunicações de São Paulo S.A.—Telesp and Companhia Telefônica da Borda do Campo—CTBC) controlling shares which were purchased by Tele Brasil Sul Participações S.A.—TBS, a consortium controlled by Telefónica Internacional S.A.—TISA (controlled by Telefônica S.A.). As a result of subsequent mergers in this consortium, on January 10, 1999, SPT Participações S.A. now holds TelespPar’s controlling shares. On November 30, 1999, as previously approved by ANATEL, the Brazilian telecommunication regulatory authority, TelespPar’s restructuring was completed, through successive mergers, as follows: (i) merger of CTBC into Telesp, (ii) merger of Telesp into TelespPar, and (iii) merger of SPT into TelespPar. After these mergers, SP Telecomunicações Holding S.A. (controlled by TISA) became the controlling shareholder of TelespPar. The name of TelespPar was changed to Telecomunicações de São Paulo S.A.—Telesp.

On June 30, 2000, the public offering for the exchange of all outstanding shares of the Company for Brazilian Depositary Receipts—BDRs, representing shares of Telefónica S.A., was concluded. As a result of this public offering and subsequent changes, on September 30, 2002 Telefónica S.A. holds, directly and indirectly, 84.34% of the common shares and 88.87% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly-held company and its shares are traded on the principal stock exchanges in Brazil. The Company is also registered with the Securities and Exchange Commission—SEC, in the United States of America, and its American Depositary Shares—ADSs, level II, are traded on the New York Stock Exchange—NYSE.

b) The Telecommunications Services Subsidiaries

Up to November 30, 1999, the subsidiaries Telesp and CTBC were the principal providers of local fixed line telecommunications services in the State of São Paulo, under a Federal government concession, which will expire on December 31, 2005, renewable for another period of 20 years.

Telecomunicações de São Paulo S.A.—Telesp

Due to the corporate restructuring mentioned above and the extinction of Telesp and CTBC, after November 30, 1999, their operations were assumed by the Company from that date.

On October 29, 1999, the subsidiary Assist Telefônica S.A. was formed; its business is to provide technical assistance services, internal telecommunication network installation and maintenance, as well as the sale and rental of telephone equipment and sets.

On December 22, 1999, the Company acquired from the municipality of Ribeirão Preto, in a public auction, the controlling shares of Centrais Telefônicas de Ribeirão Preto S.A.—Ceterp (“Ceterp”), and its subsidiary Ceterp Celular S.A. On October 4, 2000, in accordance with the rules established in the privatization process, the Company concluded the acquisition, through public offering, of the common and preferred shares from minority shareholders. After these acquisitions, the Company then held 96.97% of the preferred shares and 99.85% of the common shares of Ceterp. On November 27, 2000, in accordance with the rules applicable to the Brazilian telecommunications market, Ceterp sold its subsidiary Ceterp Celular S.A. Additionally, on November 30, 2000, Ceterp was merged into the Company.

On August 3, 2000, the wholly-owned subsidiary Telefônica Empresas S.A. was formed, with operations related to packet-switched data network service. On November 24, 2000, the Company made a capital increase in the subsidiary with cash and through property items related to the packet-switched data network service, including the transfer of the authorization to explore this service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was formed, resulting from a partial spin-off of the Company’s net assets. These assets were represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and accounts receivable. The objective of the formation of Telefônica Data Brasil Holding S.A. is to segregate operating activities related to packet-switched data network services, due to the operating and administrative restructuring in 2000.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, rules applicable to concessionaires of public telecommunications services, and standards and accounting procedures established by CVM.

Consolidated Financial Statements

Include the balances and transactions of the subsidiaries Assist Telefônica S.A. and Aliança Atlântica Holding B.V.

All assets, liabilities, revenues and expenses from transactions between the consolidated companies were eliminated in consolidation.

Telecomunicações de São Paulo S.A.—Telesp

3.	PRINCIPAL ACCOUNTING PRACTICES

The accounting practices applied in the preparation of the individual and consolidated interim financial statements as of September 30, 2002 are consistent with those applied in the preparation of the annual financial statements as of and for the year ended December 31, 2001.

4.	OPERATING REVENUE, NET

	Nine-month periods ended September 30
	Company		Consolidated
	2002	2001	2002	2001
Monthly charges	2,794,138	2,299,194	2,793,969	2,299,194
Installation	82,850	208,624	82,850	208,624
Local service	1,945,732	1,783,768	1,945,732	1,783,768
Domestic long distance	3,181,956	2,727,715	3,181,956	2,727,715

Intraregional	995,648	874,471	995,648	874,471
Interregional	66,209	—	66,209	—
Network	2,120,099	1,853,244	2,120,099	1,853,244
International long distance	17,675	—	17,675	—
Use of network	942,992	1,038,093	942,992	1,038,093
Public telephone	137,168	118,130	137,168	118,130
Business communication	321,060	271,365	321,060	271,365
Sales	—	—	18,317	41,736
Other	457,735	417,933	495,940	437,310

Gross operating revenue	9,881,306	8,864,822	9,937,659	8,925,935
Taxes on gross revenue	(2,582,917)	(2,263,463)	(2,589,452)	(2,274,207)
Discounts	(10,246)	(25,886)	(10,246)	(25,886)

Net operating revenue	7,288,143	6,575,473	7,337,961	6,625,842

On June 25, 2002, through Notices No. 26,287 and No. 26,660, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective July 2, 2002. The local basic plan had an average increase of 8.27%, including a productivity gain of 1%, while the maximum net tariffs for the long-distance services basic plan had an average increase of 5.02%, including a productivity gain of 4%, as established in the concession contract. The net amounts of other STFC services and products were adjusted by 9.40% on average.

Telecomunicações de São Paulo S.A.—Telesp

5.	COST OF SERVICES PROVIDED AND OF SALES

	Nine-month periods ended September 30
	Company		Consolidated
	2002	2001	2002	2001
Depreciation and amortization	1,982,468	1,620,663	1,982,468	1,620,663
Personnel	194,748	187,823	195,484	189,460
Materials	28,057	43,408	28,112	43,529
Network interconnection	1,388,134	1,203,685	1,388,134	1,203,685
Outside services	463,620	481,123	474,573	491,703
Products sold	—	—	9,794	23,152
Other	132,665	70,614	133,029	70,692

Total	4,189,692	3,607,316	4,211,594	3,642,884

6.	OTHER OPERATING (EXPENSE) INCOME, NET

	Nine-month periods ended September 30
	Company		Consolidated
	2002	2001	2002	2001
Income	214,295	220,636	213,144	218,054

Technical and administrative services	27,785	13,512	25,447	8,217
Income from supplies	17,337	18,985	17,360	18,985
Dividends	7,583	1,853	8,430	1,853
Fines on telecommunication services	54,596	77,408	54,671	77,428
Recovered expenses	20,340	45,158	20,357	47,851
Reversal of reserve for contingencies	44,973	19,195	44,973	19,195
Other	41,681	44,525	41,906	44,525
Expenses	(320,180)	(434,297)	(320,552)	(434,994)

Supplies	(31,448)	(4,407)	(31,453)	(4,432)
Goodwill amortization—Ceterp	(24,032)	(24,032)	(24,032)	(24,032)
Donations and sponsorships	(15,237)	(7,897)	(15,255)	(7,908)
Taxes (other than on income)	(99,584)	(78,535)	(99,683)	(79,195)
Provision for contingencies	(60,844)	(82,046)	(60,859)	(82,046)
Commissions on voice and data communication services(*)	(77,494)	(55,893)	(77,494)	(55,893)
Other	(11,541)	(181,487)	(11,776)	(181,488)

Net	(105,885)	(213,661)	(107,408)	(216,940)

(*)	Commissions to Telefônica Empresas S.A. (see Note 28).

Telecomunicações de São Paulo S.A.—Telesp

7.	FINANCIAL INCOME (EXPENSE), NET

	Nine-month periods ended September 30
	Company		Consolidated
	2002	2001	2002	2001
Financial income	2,145,964	854,559	2,149,263	869,561

Income from temporary cash investments	21,721	1,755	22,108	1,758
Gains on derivative operations	2,018,324	773,833	2,020,843	788,801
Interest	68,066	48,066	68,359	48,097
Monetary/Exchange variations	20,529	10,212	20,529	10,212
Other	17,324	20,693	17,424	20,693
Financial expenses	(2,710,332)	(1,155,954)	(2,713,230)	(1,179,945)

Interest	(261,155)	(215,265)	(261,482)	(219,020)
Losses on derivative operations	(253,298)	(9,022)	(254,564)	(9,023)
Expenses on financial transactions	(43,982)	(37,737)	(44,419)	(38,185)
Monetary/Exchange variations	(2,151,897)	(893,930)	(2,152,765)	(913,717)

Net	(564,368)	(301,395)	(563,967)	(310,384)

8.	NONOPERATING INCOME (EXPENSE), NET

	Nine-month periods ended September 30
	Company		Consolidated
	2002	2001	2002	2001
Income	89,560	23,448	89,560	23,586

Proceeds from sale of permanent assets	41,724	6,206	41,724	6,332
Sale of investments	18,021	249	18,021	249
Fines	5,799	13,517	5,799	13,529
Recovery of State VAT credits from 1997	7,556	—	7,556	—
Taxes collected in excess and/or in duplicate	16,378	—	16,378	—
Other	82	3,476	82	3,476
Expenses	(74,058)	(27,513)	(74,058)	(27,640)

Cost of permanent asset disposals	(56,993)	(26,854)	(56,993)	(26,981)
Cost of investments sold	(16,190)	—	(16,190)	—
Other	(875)	(659)	(875)	(659)

Net	15,502	(4,065)	15,502	(4,054)

Telecomunicações de São Paulo S.A.—Telesp

9.    INCOME AND SOCIAL CONTRIBUTION TAXES

The Company recognizes income and social contribution taxes monthly on the accrual basis and pays the taxes on an estimated basis. The taxes calculated on income as of the date of the financial statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as recoverable taxes.

Income and social contribution tax expenses:

	Nine-month periods ended September 30
	Company		Consolidated
	2002	2001	2002	2001
Social contribution tax expense	(98,194)	(116,788)	(99,565)	(113,794)
Income tax expense	(272,835)	(321,183)	(276,627)	(312,866)

Total	(371,029)	(437,971)	(376,192)	(426,660)

10.    CASH AND CASH EQUIVALENTS

	Company		Consolidated
	09.30.02	06.30.02	09.30.02	06.30.02
Cash and banks	38,252	2,736	42,691	5,995
Temporary cash investments	302,352	116,219	315,278	119,771

Total	340,604	118,955	357,969	125,766

11.    TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	09.30.02	06.30.02	09.30.02	06.30.02
Unbilled	817,418	710,901	817,418	710,901
Billed	1,531,151	1,511,828	1,567,405	1,546,998

Gross accounts receivable	2,348,569	2,222,729	2,384,823	2,257,899
Allowance for doubtful accounts	(375,778)	(360,574)	(386,166)	(369,363)

Total	1,972,791	1,862,155	1,998,657	1,888,536

Current	1,378,097	1,252,477	1,414,351	1,287,647
Past due—1 to 30 days	386,909	311,397	386,909	311,397
Past due—31 to 60 days	105,645	97,904	105,645	97,904
Past due—61 to 90 days	28,652	49,059	28,652	49,059
Past due—91 to 120 days	18,000	26,053	18,000	26,053
Past due—more than 120 days	431,266	485,839	431,266	485,839

Total	2,348,569	2,222,729	2,384,823	2,257,899

Telecomunicações de São Paulo S.A.—Telesp

The Company has receivable and payable balances under negotiation with Empresa Brasileira de Telecomunicações S.A.—Embratel (long-distance operator). In August 2001, an agreement was reached between the parties, defining an arbitration process to be concluded during 2002. Amounts receivable and payable are recorded based on studies prepared by the Company; significant changes to such amounts are not expected. The related amounts receivable from Embratel are shown as current in the table above, amounting to R$68,258 as of September 30, 2002.

The collection of services rendered after the due dates, according to ANATEL Resolution No. 85 of December 30, 1998, in analysis by the Company, should be negotiated between the service provider and the subscribers.

12.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	09.30.02	06.30.02	09.30.02	06.30.02
Tax withheld at source	43,193	23,767	43,518	24,091
Prepaid income tax	139,719	135,538	142,696	138,465
Prepaid social contribution tax	37,969	38,638	38,513	38,933
Deferred taxes	1,489,394	1,201,212	1,500,360	1,212,511

Income tax loss credits	444,444	194,195	449,604	199,561
Social contribution tax loss credits	159,977	69,826	161,835	71,758
Tax credits from corporate restructuring	551,198	619,099	551,198	619,099
Reserve for contingencies	109,132	115,833	109,132	115,832
Post-retirement benefit plans	47,579	47,579	47,579	47,579
Other temporary differences	177,064	154,680	181,012	158,682
State VAT	359,932	333,091	361,634	335,098
Other	—	—	1,043	1,238

Total	2,070,207	1,732,246	2,087,764	1,750,336

Current	933,053	868,424	943,592	879,217
Noncurrent	1,137,154	863,822	1,144,172	871,119

Deferred Income and Social Contribution Tax Credits

The Company has assets of R$604,421, representing income and social contribution tax loss carryforwards of R$1,777,776 and R$1,777,522 (remaining balances from 1999 and 2002), respectively. According to the tax legislation in force, the tax losses can be offset against future taxable income, up to the annual limit of 30% of these future profits.

Telecomunicações de São Paulo S.A.—Telesp

Considering that the Company is amortizing goodwill on the acquisition of an investment (which became tax deductible upon the corporate restructuring in October 1999) and there is the possibility of deducting, for tax purposes, interest on capital as a return to the shareholders, based on internal analyses and projections approved by the Board of Directors, the expectation of generating taxable income in an amount sufficient to offset the tax losses is two and a half years.

The corporate restructuring was carried out so as to avoid that the amortization of the merged goodwill would adversely affect the Company’s future results and the payment of dividends to its shareholders, and to ensure the realization of the tax credit used to increase capital.

The accounting records maintained for the Company’s corporate and tax purposes include specific accounts related to merged goodwill and the related reserve, as well as the corresponding amortization, reversal of reserve and tax credit. The balances are as follows:

	Company/Consolidated
	09.30.02	06.30.02
Goodwill	1,664,245	1,863,955
Reserve	(1,113,047)	(1,244,856)

Net	551,198	619,099

Goodwill amortization	599,128	399,419
Reversal of reserve	(395,424)	(263,616)
Tax credit	(203,704)	(135,803)

Effect on income	—	—

As shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, had no effect on net income and, consequently, on the calculation basis for mandatory minimum dividends.

For a better presentation of the Company’s financial position and results of operations in the financial statements, the net amount of R$551,198 (R$619,099 as of June 30, 2002) which, in essence, represents the merged tax credit, was recorded in the balance sheet as current assets (R$271,605 as of September 30 and June 30, 2002) and noncurrent assets (R$279,593 as of September 30, 2002 and R$347,494 as of June 30, 2002), under the caption “Deferred and recoverable taxes”. Amortization of goodwill, reversal of the reserve and the corresponding tax credit are included as operating income and expense in the statements of income.

In July 2002, CVM Instruction No. 371 was published, which establishes cumulative conditions for accounting recognition and maintenance of deferred assets resulting from timing differences and tax loss carryforwards, as follows:

•
Presentation of profitability history through the generation of taxable income in, at least, three out of the last five years, or the presentation of basic actions implemented for the future generation of taxable income.

Telecomunicações de São Paulo S.A.—Telesp

•
Presentation of the expectation for the future generation of taxable income, discounted to present value based on the estimated period of realization, supported by technical feasibility analysis, which allows the realization of deferred tax assets in a maximum period of ten years.

This instruction also determines that periodic analysis shall be made to support the maintenance of the recorded amounts.

Considering the existence of taxable income in four out of the last five years, and analyses and projections previously mentioned, the Company believes that the referred instruction will not have any impact on the reported deferred assets.

13.    LOANS AND MARKETABLE SECURITIES

	Company/Consolidated
	09.30.02	06.30.02
Loans denominated in foreign currency	6,574	4,881
Tax incentives, net of valuation allowance	411	20,771
Government securities	6,554	6,428
Other	4	4

Total	13,543	32,084

Current	3,568	2,582
Noncurrent	9,975	29,502

14.    OTHER RECOVERABLE AMOUNTS

	Company		Consolidated
	09.30.02	06.30.02	09.30.02	06.30.02
Advances to employees	15,284	16,708	15,318	16,752
Advances to suppliers	20,710	17,009	21,150	17,481
Escrow deposits	184,147	176,385	184,179	176,409
Other advances	24,758	24,776	24,758	24,776
Other	1,372	2,485	1,409	2,539

Total	246,271	237,363	246,814	237,957

Current	62,124	60,979	62,635	61,548
Noncurrent	184,147	176,384	184,179	176,409

Telecomunicações de São Paulo S.A.—Telesp

15.	INVENTORIES

	Company		Consolidated
	09.30.02	06.30.02	09.30.02	06.30.02
Consumable materials	179,332	184,585	179,387	184,641
Resale items	226,283	226,284	241,600	244,880
Scrap	1,154	1,404	1,154	1,404
Public telephone prepaid cards	2,048	1,480	2,048	1,480
Allowance for reduction to market value	(18,278)	(18,278)	(18,278)	(18,278)

Total	390,539	395,475	405,911	414,127

16.	OTHER ASSETS

	Company		Consolidated
	09.30.02	06.30.02	09.30.02	06.30.02
Unrealized gains on derivative operations	1,581,650	228,732	1,581,650	228,732
Dividends receivable(*)	1,931	1,416	—	—
Other	34,492	39,074	34,961	39,777

Total	1,618,073	269,222	1,616,611	268,509

Current	1,602,119	253,805	1,600,576	253,011
Noncurrent	15,954	15,417	16,035	15,498

(*)	Receivable from Aliança Atlântica Holding B.V.

Telecomunicações de São Paulo S.A.—Telesp

17.	INVESTMENTS

	Company		Consolidated
	09.30.02	06.30.02	09.30.02	06.30.02
In subsidiaries carried under the equity method	159,908	142,440	10,426	15,827

Aliança Atlântica Holding B.V.	77,946	57,125	—	—
Assist Telefônica S.A.	71,536	69,488	—	—
Companhia AIX de Participações	10,426	15,827	10,426	15,827
Investments carried at cost	96,303	92,132	171,859	147,512

Portugal Telecom	75,362	75,362	150,918	130,742
Other companies	32,143	35,722	32,143	35,722
Other investments	3,359	3,360	3,359	3,360
Tax incentives	15,164	77,934	15,164	77,934
Allowance for losses	(29,725)	(100,246)	(29,725)	(100,246)

Total	256,211	234,572	182,285	163,339

The principal accounting information on the subsidiaries, as of September 30 and June 30, 2002, is as follows:

	09.30.02			06.30.02
	Aliança Atlântica	Assist Telefônica	Companhia AIX(*)	Aliança Atlântica	Assist Telefônica	Companhia AIX
Capital	154,143	94,000	74,000	112,980	94,000	74,000
Retained earnings (accumulated deficit)	1,750	(22,464)	(41,420)	1,270	(24,512)	(24,541)

Shareholders’ equity	155,893	71,536	32,580	114,250	69,488	49,459

Number of subscribed shares	88,148	94,000	74,000	88,148	94,000	74,000
Number of unpaid shares	—	—	(9,886)	—	—	(9,886)

Number of paid-up shares	88,148	94,000	64,114	88,148	94,000	64,114
Number of shares owned	44,074	94,000	23,680	44,074	94,000	23,680
Ownership—common—%	50	100	32	50	100	32

(*)	Balance sheet as of August 31, 2002.

Telecomunicações de São Paulo S.A.—Telesp

The gain (loss) on investments accounted for by the equity method for the Company is as follows:

	Nine-month periods ended September 30
	2002	2001
Aliança Atlântica	36,674	12,183
Assist Telefônica	3,399	(21,977)
Companhia AIX de Participações	(13,254)	—

Total	26,819	(9,794)

As of June 30, 2001, the property accounts included amounts related to advances to Barramar S.A. for cable rights of way. In August 2001, a Private Instrument for Assignment of Credits and Other Covenants was entered into, under which credits amounting to R$94,505 of the Company became due from Companhia AIX de Participações, payable with shares to be issued by that company. On November 20, 2001, a capital increase of R$30,000 was authorized, of which R$9,600 represents the Company’s portion.

The remaining net portion of R$84,905 is recorded as “Amounts for capitalization” in noncurrent assets, increased by the Long-term Interest Rate (TJLP) disclosed by the Brazilian Central Bank (BACEN), totaling R$94,695 as of September 30, 2002.

On April 29, 2002, a new capital increase in the amount of R$44,000 was authorized, according to the 6th Minute of the Extraordinary Shareholders’ Meeting; the Company’s share is R$14,080.

Telecomunicações de São Paulo S.A.—Telesp

18.	PROPERTY, PLANT AND EQUIPMENT, NET

	Company
		09.30.02			06.30.02
	Annual depreciation rates—%	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		35,100,189	(19,329,695)	15,770,494	34,615,878	(18,621,015)	15,994,863

Switching and transmission equipment	12.50	14,413,304	(8,725,262)	5,688,042	14,200,256	(8,373,311)	5,826,945
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	10,849,088	(6,320,709)	4,528,379	10,763,578	(6,133,071)	4,630,507
Transmission equipment—modems	20.00	419,383	(208,208)	211,175	386,265	(175,763)	210,502
Underground and marine cables, poles and towers	5.00 to 6.67	373,214	(164,510)	208,704	364,798	(160,674)	204,124
Subscriber, public and booth equipment	12.50	1,495,754	(626,595)	869,159	1,445,126	(587,397)	857,729
Electronic data processing equipment	20.00	429,436	(290,457)	138,979	423,013	(276,414)	146,599
Buildings and underground cables	4.00	6,180,730	(2,709,412)	3,471,318	6,154,980	(2,653,701)	3,501,279
Vehicles	20.00	61,100	(53,583)	7,517	64,800	(57,229)	7,571
Land	—	243,920	—	243,920	239,325	—	239,325
Other assets	10.00 to 20.00	634,260	(230,959)	403,301	573,737	(203,455)	370,282
Construction in progress	—	720,749	—	720,749	982,310	—	982,310

Total		35,820,938	(19,329,695)	16,491,243	35,598,188	(18,621,015)	16,977,173

Average depreciation rates—%				10.58			10.50

Assets fully depreciated				8,206,332			7,881,624

Telecomunicações de São Paulo S.A.—Telesp

	Consolidated
		09.30.02			06.30.02
	Annual depreciation rates—%	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		35,104,267	(19,330,728)	15,773,539	34,619,814	(18,621,891)	15,997,923

Switching and transmission equipment	12.50	14,413,304	(8,725,262)	5,688,042	14,200,256	(8,373,311)	5,826,945
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	10,850,939	(6,321,015)	4,529,924	10,765,287	(6,133,330)	4,631,957
Transmission equipment—modems	20.00	419,383	(208,208)	211,175	386,265	(175,763)	210,502
Underground and marine cables, poles and towers	5.00 to 6.67	373,214	(164,510)	208,704	364,798	(160,674)	204,124
Subscriber, public and booth equipment	12.50	1,495,759	(626,596)	869,163	1,445,131	(587,398)	857,733
Electronic data processing equipment	20.00	430,444	(290,815)	139,629	424,021	(276,722)	147,299
Buildings and underground cables	4.00	6,180,730	(2,709,412)	3,471,318	6,154,980	(2,653,701)	3,501,279
Vehicles	20.00	61,115	(53,584)	7,531	64,815	(57,230)	7,585
Land	—	243,920	—	243,920	239,325	—	239,325
Other assets	10.00 to 20.00	635,459	(231,326)	404,133	574,936	(203,762)	371,174
Construction in progress	—	720,749	—	720,749	982,310	—	982,310

Total		35,825,016	(19,330,728)	16,494,288	35,602,124	(18,621,891)	16,980,233

Average depreciation rates—%				10.58			10.50

Assets fully depreciated				8,206,332			7,881,624

Telecomunicações de São Paulo S.A.—Telesp

19.	DEFERRED CHARGES

	Company/Consolidated
	09.30.02	06.30.02
Preoperating expenses	76,458	79,887

Cost	81,827	81,736
Accumulated amortization	(5,369)	(1,849)
Merged goodwill—Ceterp S.A.	101,394	109,405

Cost	187,951	187,951
Accumulated amortization	(86,557)	(78,546)

Total	177,852	189,292

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services; amortization began in June 2002, over a period of five years.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s subsequent merger. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months.

20.	PAYROLL AND RELATED CHARGES

	Company		Consolidated
	09.30.02	06.30.02	09.30.02	06.30.02
Salaries and other compensation	19,578	18,950	19,631	19,060
Payroll charges	101,097	90,351	101,324	90,541
Benefits	4,119	3,647	4,123	3,651

Total	124,794	112,948	125,078	113,252

Telecomunicações de São Paulo S.A.—Telesp

21.    TAXES PAYABLE AND DEFERRED INCOME TAXES

	Company		Consolidated
	09.30.02	06.30.02	09.30.02	06.30.02
Taxes on income:
Income tax payable	420,937	88,506	422,825	89,919
Social contribution tax payable	151,536	31,861	152,221	32,373
Indirect taxes:
Value-added taxes (State taxes)	457,647	390,948	457,852	391,256
Gross revenue taxes	43,435	38,233	43,672	38,416
Other	16,149	13,167	16,678	13,692

Total	1,089,704	562,715	1,093,248	565,656

Current	1,051,267	522,551	1,054,784	525,465
Long term	38,437	40,164	38,464	40,191

The long-term portion refers to income and social contribution taxes payable arising from special monetary restatement under Law No. 8,200/91.

22.    PROFIT PARTICIPATION

	Company		Consolidated
	09.30.02	06.30.02	09.30.02	06.30.02
Interest on capital	554,028	1,052,847	554,028	1,052,847

Telefónica S.A.	—	214,619	—	214,619
Telefónica Internacional S.A.	218,798	350,766	218,798	350,766
SP Telecomunicações Holding S.A.	70,629	183,807	70,629	183,807
Tele Ibero Americana Ltda.	13,472	35,059	13,472	35,059
Minority shareholders	251,129	268,596	251,129	268,596
Dividends—minority shareholders	10,530	10,585	10,530	10,585
Employees’ profit sharing	30,331	49,843	30,463	50,017

Total	594,889	1,113,275	595,021	1,113,449

Telecomunicações de São Paulo S.A.—Telesp

23.    LOANS AND FINANCING

Composition

	Currency	Annual interest rate—%	Maturity	Consolidated balance as of September 30, 2002
				Current	Long term	Total
Mediocrédito	US$	1.75	2014	14,090	123,006	137,096
CIDA	CAN$	3.00	2005	626	1,085	1,711
Comtel	US$	10.75	2004	4,654	1,207,419	1,212,073
EDC III	US$	LIBOR + 1.00	2002	12,462	—	12,462
Loans from related companies (Note 28)				668,276	—	668,276
Other loans in foreign currency			Through 2005	2,378,375	886,554	3,264,929

Total				3,078,483	2,218,064	5,296,547

	Currency	Annual interest rate—%	Maturity	Consolidated balance as of June 30, 2002
				Current	Long term	Total
Mediocrédito	US$	1.75	2014	9,290	94,108	103,398
CIDA	CAN$	3.00	2005	466	828	1,294
Comtel	US$	10.75	2004	27,079	881,764	908,843
EDC III	US$	LIBOR + 1.00	2002	9,019	—	9,019
Loans from related companies (Note 28)				824,291	—	824,291
Other loans in foreign currency			Through 2004	1,482,197	415,378	1,897,575

Total				2,352,342	1,392,078	3,744,420

Telecomunicações de São Paulo S.A.—Telesp

The composition of other loans in foreign currency is as follows:

	Currency	Annual interest rate—%	Consolidated balance as of September 30, 2002
Resolution No. 2,770	US$	1.00 to 63.00	1,562,458
Resolution No. 2,770	JPY	0.80 to 4.00	590,742
Resolution No. 4,131	US$	7.34 to 8.50	234,271
Resolution No. 4,131	US$	LIBOR + 1.00 to 3.13	165,614
Import financing	US$	5.12 to 9.47	84,204
Import financing	US$	LIBOR + 0.25 to 1.75	126,691
Debt assumption	US$	4.55 to 21.25	500,048
Debt assumption	US$	LIBOR + 0.86	901

Total			3,264,929

	Currency	Annual interest rate—%	Consolidated balance as of June 30, 2002
Resolution No. 2,770	US$	3.55 to 14.75	655,948
Resolution No. 2,770	JPY	0.80 to 4.00	364,760
Resolution No. 4,131	US$	6.24 to 8.50	222,073
Resolution No. 4,131	US$	LIBOR + 1.00 to 3.13	119,464
Import financing	US$	4.26 to 9.47	51,267
Import financing	US$	LIBOR + 0.625 to 2.35	135,224
Debt assumption	US$	4.55 to 11.68	348,839

Total			1,897,575

Loans and financing from Comtel and Mediocrédito, Company and consolidated, of R$1,212,073 as of September 30, 2002 (R$908,843 as of June 30, 2002) and R$137,096 as of September 30, 2002 (R$103,398 as of June 30, 2002) are guaranteed by Telebrás and the Federal government, respectively.

24.    RESERVE FOR CONTINGENCIES

The Company, as an entity and also as the successor to the companies merged, and its subsidiaries are involved in labor, tax and civil proceedings filed with different courts. Company management, based on the opinion of its legal counsel, has recognized reserves for those cases in which an unfavorable outcome is considered probable, as follows:

Telecomunicações de São Paulo S.A.—Telesp

	Company		Consolidated
Nature	09.30.02	06.30.02	09.30.02	06.30.02
Labor	116,445	98,886	116,461	98,886
Tax	212,546	302,521	212,546	302,521
Civil	45,949	35,173	45,949	35,173

Total	374,940	436,580	374,956	436,580

Current	34,594	22,917	34,594	22,917
Long term	340,346	413,663	340,362	413,663

a)  Labor Contingencies

The Company has various labor contingencies, with R$116,461 reserved to cover probable losses. The amounts involved and respective degree of risk are as follows:

Risk	Amount
Telesp:
Remote	725,262
Possible	255,757
Probable	116,445
Assist Telefônica:
Remote	1,027
Possible	11
Probable	16

Total	1,098,518

These contingencies involve various actions, mainly related to wage differences, wage equivalence, overtime, relationship with employees of outsourced company, job hazard premium and retirement adjustment, among others.

b)  Tax Contingencies

Regarding tax issues, the following aspects should be considered: (i) the possible existence of differences as regards the interpretation of the application of taxes to certain revenue accounts, (ii) recognition of the principal taxes, pending future approval by the tax authorities, is subject to the full extinguishment of the tax obligation after the five-year expiration period from the date of such recognition, and (iii) the lack of agreement in the interpretation of tax legislation may lead to litigation which, if concluded by the judiciary in favor of the taxpayer, may result in amounts receivable for the Company.

Telecomunicações de São Paulo S.A.—Telesp

Risk	Amount
Remote	435,288
Possible	793,697
Probable	212,546

Total	1,441,531

The Company has reserved R$212,546 to cover probable losses. The principal legal proceedings for which an unfavorable outcome to the Company is considered as remote, possible or probable by Company management and its legal counsel are:

•	Claims by the National Institute of Social Security (INSS), amounting to R$464,500, referring to:

—
Collection of the Work Accident Insurance (SAT) and the assessment of joint liability for social security contributions allegedly not paid by contracted third parties, for which the risk is considered possible but not probable, amounting to approximately R$310,700, not reserved by the Company.

—
Social security contributions on the payment of compensation arising from the replacement of salary losses originating from the government’s economic stabilization plans, “Plano Verão” and “Plano Bresser”, amounting to approximately R$106,000, for which risk is considered possible but not probable.

—
Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA), and Brazilian Mini and Small Company Supporting Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, amounting to approximately R$47,800, for which the risk is considered possible but not probable.

•	Claims by the Finance Secretary of the State of São Paulo, totaling R$537,300, referring to:

—
Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) supposedly due on international long-distance calls amounting to approximately R$131,700 for the period from November to December 1996 and from January 1997 to March 1998, considered as a possible, but not probable, risk, and to R$139,200 for the period from April 1998 to December 1999, considered as a remote risk.

—
Assessment, on February 29, 2000, demanding payment of the ICMS supposedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$224,000, considered as a remote risk, not reserved by the Company.

Telecomunicações de São Paulo S.A.—Telesp

—	Assessment, on July 2, 2001, demanding the difference in ICMS paid without late-payment penalty, amounting to R$4,200, considered as a possible, but not probable, risk, not reserved by the Company.

—
Judicial proceeding by the Secretary of Finance referring to the anticipated advantage of VAT credits related to the acquisition of merchandise for consumption and of permanent assets, in the amount of R$28,200, for which the risk is considered possible but not probable; however, the Company maintained the reserve previously made by Ceterp.

•	Litigation at the Federal and Municipal levels in the amount of R$209,870:

—
The Company filed an action challenging the expansion of the calculation basis for taxes on revenue (COFINS and PIS) with the inclusion of financial income, securitization, and exchange variation, instead of only on operating revenues. Although there is a preliminary injunction suspending the change in the calculation basis, the Company considers this issue as a probable loss, recording a reserve in the amount of R$114,100, in case the initial judicial interpretation does not prevail.

—
FINSOCIAL, now COFINS, was a tax on gross operating revenues, originally created with a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, as they led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged by the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal government made an assessment in the amount of R$18,500, which was considered as a possible, but not probable, loss, not being reserved by the Company.

—
The Company judicially contested the incidence of taxation regarding corporate income tax, social contribution tax, PASEP and COFINS on telecommunication services of Ceterp, merged in November 2000, based on paragraph 3 of article 155 of the Federal Constitution, according to which, with the exception of VAT and taxes on exports and imports, no other taxation could apply to services. The Company considers this as a probable loss, and has reserved the amount of R$67,300.

—
In addition to the contingencies mentioned above, the Company has at the Federal level an injunction in the amount of R$2,100, related to CPMF, and at the municipal level provisions related to IPTU (real estate tax) in the amount of R$570, both reserved by the Company.

—
The city of São Paulo assessed the Company, alleging supposed differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$7,300. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible, but not probable.

Telecomunicações de São Paulo S.A.—Telesp

c)  Civil Contingencies

Risk	Amount
Telesp:
Remote	172,729
Possible	88,022
Probable	44,949
Assist Telefônica:
Remote	1,038
Possible	42

Total	306,780

The Company is involved in public class action lawsuits related to the Community Telephony Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$447,721.

These contingencies were considered as a possible, but not probable, risk by Company management and its legal counsel, an amount not being attributed to the possible risk in the table above, because for these public civil class actions, in the event of loss, there is no way to estimate the loss for the Company; also, an amount equivalent to the amount of the litigation cannot be considered. In this situation, there are also possessory actions and court injunctions, actions ordinarily made against administrative or judicial actions without an intrinsic amount, but that can have favorable or unfavorable effects that would unlikely be calculated or specified. Also in this situation there are demands in which the Company is the plaintiff.

25.	OTHER LIABILITIES

	Company		Consolidated
	09.30.02	06.30.02	09.30.02	06.30.02
Post-retirement benefit plan accruals	144,178	144,178	144,178	144,178
Other payables	73,253	72,716	73,660	72,967

Total	217,431	216,894	217,838	217,145

Current	49,110	48,195	49,517	48,446
Long term	168,321	168,699	168,321	168,699

Telecomunicações de São Paulo S.A.—Telesp

26.	SHAREHOLDERS’ EQUITY

Capital

Capital as of September 30 and June 30, 2002 is R$5,978,074. Subscribed and paid-up capital is represented by shares without par value, distributed as follows:

Outstanding shares:
Common shares	165,322,469,526
Preferred shares	328,342,876,111

Total outstanding shares	493,665,345,637

Treasury shares:
Common shares	719,366,993
Preferred shares	11,014,010

Total treasury shares	730,381,003

Total shares:
Common shares	166,041,836,519
Preferred shares	328,353,890,121

Total	494,395,726,640

Book value per thousand shares outstanding—R$	30.57

Preferred shares are nonvoting but have priority in the redemption of capital and payment of noncumulative minimum dividends of 6% of capital.

27.	POST-RETIREMENT BENEFIT PLANS

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existent. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the unified plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Supplementary Pension Plan Secretariat on January 13, 2000.

Telecomunicações de São Paulo S.A.—Telesp

Due to the end of unification in December 1999, Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan) which covers approximately 2% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 13.5% of payroll of employees covered by the plan, of which 12% is allocated to costing of the PBS Telesp Plan and 1.5% to costing of the PAMA Plan.

For the other 98% of Telesp’s employees, there is an individual defined contribution plan—Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is supported by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for supporting the costs of all administrative expenses and plan maintenance, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The Visão Telesp Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new employees. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 0% to 7% of salary, based on the percentage chosen by the participant.

For the period of January through September 2002, the Company made contributions to the PBS Telesp Plan of R$159 (R$171 in the same period of 2001) and to the Visão Telesp Plan of R$14,806 (R$13,430 in the same period of 2001).

As provided under CVM Resolution No. 371, of December 13, 2000, the Company elected to recognize the actuarial liabilities as a direct charge to shareholders’ equity as of December 31, 2001, net of related tax effects. Regarding the actuarial valuation of the plans, the Company selected the projected unit credit method, considering the plans’ assets as of November 30, 2001, as permitted by Technical Interpretation No. 01/01 of IBRACON (Brazilian Institute of Independent Auditors), ratified by CVM by Circular No. 01/02. For the multisponsored plans (PAMA and PBS-A), the apportionment of the plans’ assets was made in accordance with the Company’s actuarial liabilities, in relation to the total liabilities of the plan. The total recognized benefit plan obligations were R$144,178.

28.	TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

The principal balances of assets and liabilities with related parties originate from transactions with the controlling group, made under usual market conditions for this type of operation:

Telecomunicações de São Paulo S.A.—Telesp

	Consolidated
	09.30.02	06.30.02
Assets:
Current assets	48,781	118,956

Trade account receivable	32,096	103,053
Other recoverable amounts	16,682	15,900
Other assets	3	3
Noncurrent assets	189,050	181,245

Amounts for capitalization	94,695	92,086
Credits with related parties	94,355	89,159

Total assets	237,831	300,201

Liabilities:
Current liabilities	1,104,491	1,818,736

Accounts payable	55,726	53,874
Loans and financing	668,276	824,291
Profit participation—interest on capital	302,899	784,251
Other accounts payable	1,772	1,902
Payable to related companies	75,818	154,418
Funds for capitalization	13	13
Long-term liabilities	8,926	7,709

Payable to related companies	3,859	2,579
Other liabilities	5,067	5,130

Total liabilities	1,113,430	1,826,458

Telecomunicações de São Paulo S.A.—Telesp

	Nine-month periods ended September 30
	Consolidated
	2002	2001
Statement of income:
Income	109,133	7,892

Telecommunications services	91,329	(* )
Financial income	14,938	2,049
Other operating income	2,866	5,843
Costs and expenses	(688,883)	(350,412)

Cost of services provided	(34,246)	(41,729)
Selling	(95,234)	(74,338)
General and administrative	(67,302)	(69,109)
Financial expenses	(414,607)	(109,343)
Other operating expenses	(77,494)	(55,893)

(*)	Data not available for September 2001.

Accounts receivable refer to receivables for telecommunications services, principally from Telefônica Empresas S.A. and Terra Networks Brasil S.A., and to receivables for international long-distance services, principally from Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. and Telefónica de España S.A.

Other recoverable amounts in current assets refer to advances made to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and Atento Brasil S.A.

Other current and noncurrent assets are composed of receivables from Telefônica Empresas S.A., Telefónica Internacional S.A., Tele Sudeste Celular Participações S.A., Emergia Brasil Ltda., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., Telerj Celular S.A., Telefónica Data do Brasil Ltda., Terra Networks Brasil S.A. and other companies of the Group, for services rendered, consulting fees, salaries, travel and other expenses paid by the Company, to be reimbursed by the respective companies.

Amounts for capitalization comprise an advance for a future capital increase in Companhia AIX de Participações.

Accounts payable comprise services rendered principally by Atento Brasil S.A., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and Telefônica Factoring do Brasil Ltda. And to international long-distance services, principally by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. and Telefónica de España S.A.

Loans and financing with related companies amount to R$668,276 and are composed by loans from Telefónica Internacional S.A., as follows:

Telecomunicações de São Paulo S.A.—Telesp

Contract date	Maturity	Financial charges—%	Principal amount—US$	09.30.02
				R$
12.20.01	12.20.02	LIBOR + 3.00	171,304	668,276

Other payables in current and long-term liabilities are composed of amounts payable for consulting services and commissions with Telefónica Internacional S.A., telephone directory production services from Telefônica Publicidade e Informação Ltda., administrative services for accounting, financial, human resources, assets, logistics and computer technology from Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., voice communication and data services from Telefônica Empresas S.A. and call center services from Atento Brasil S.A.

Telecommunication services income comprises billings, principally to Telefônica Empresas S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Financial income is represented principally by the TJLP applied to amounts for capitalization with Companhia AIX de Participações.

The cost of services provided and selling expenses refer mainly to customer service provided by Atento Brasil S.A., and administrative services rendered by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. Cost of services provided also comprises network interconnection, provided by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A., Telefónica del Peru and Telefónica de España S.A.

General and administrative expenses refer principally to administrative services rendered by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and to management fees to Telefónica Internacional S.A.

Financial expenses are represented principally by exchange rate variations and interest arising from the loans with Telefónica S.A. and Telefónica Internacional S.A.

Other operating expenses refer to commissions on voice services and data communications rendered by Telefônica Empresas S.A.

29.    COMMITMENTS

a)    Capital Expenditures (*)

The capital expenditure budget for 2002, amounting to R$1,800,000, was approved by the Board of Directors and ratified at the Annual Shareholders’ Meeting in conformity with article 196 of Law No. 6,404/76, the second paragraph of which was changed by Law No. 10,303 as of October 31, 2001.

Through September 30, 2002, R$1,161,410 was invested by the Company, including long-distance services and excluding donations. From January to September 2002, new commitments made for consolidated capital expenditures are:

Telecomunicações de São Paulo S.A.—Telesp

Year of disbursement	(Amounts in thousands)
	Contracted		Budgeted
	R$	US$	R$	US$
2002	882,003	263,914	919,074	275,006

Average selling exchange rate (source: Brazilian Central Bank (BACEN)), month of September 2002 (from the closing exchange rates) of R$3.3420/US$.

(*)    Not reviewed by independent auditors.

b)  ANATEL Commitments

Quality and universalization targets for fixed-switch telephone service are available to monitor the Company’s performance at ANATEL’s website: www.anatel.gov.br.

30.    INSURANCE (*)

TGP Brasil Corretora de Seguros e Resseguros Ltda., the Group’s in-house broker, and a branch of Pleyade Peninsular Correduria de Seguros Y Reaseguros, both directly subordinated to Subdirección General de Riesgos y Seguros Corporativos, presently analyzes insurance coverage needs, performs research, contracts and manages all the insurance policies for the Company, also performing risk and loss management.

The principal policies cover:

•	Operating risks, covering physical damages and business interruption for the entire plant.

•	General civil liability (RCG) and car fleet (RCF-V).

•	ANATEL guarantee insurance.

•	Other risks.

•	Domestic and international freight.

•	Group life insurance.

•	Health insurance.

The policy of the Company and its subsidiaries, as well as of Group Telefónica, includes the maintenance of insurance coverage for all assets and responsibilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines.

(*)    Not reviewed by independent auditors.

Telecomunicações de São Paulo S.A.—Telesp

31.    FINANCIAL INSTRUMENTS

In compliance with the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary made an evaluation of the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The Company has investments carried under both the cost and equity methods. The net assets of the subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.42% in Portugal Telecom.

Additionally, the Company has a direct interest of 0.64% and an indirect interest of 0.21% in that company, carried under the cost method. The investment, at market value, is based on the last quotation of September 2002 at the Lisbon Stock Exchange for Portugal Telecom, equivalent to 4.55 euros (7.15 euros in June 2002):

	Consolidated
	09.30.02		06.30.02
	Book value	Market value	Book value	Market value
Portugal Telecom—direct interest	75,362	140,170	75,362	161,444
Portugal Telecom—indirect interest through Aliança Atlântica	75,556	46,723	55,380	53,815

Total	150,918	186,893	130,742	215,259

The principal market risk factors that affect the Company’s business are detailed below:

a)    Exchange Rate Risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and related financial expenses. To reduce this type of risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. Swap operations were made to cover the future maturities of the debt in foreign currency, subject to LIBOR, and fixed or variable interest. Gains or losses on these operations are recorded in income. As of September 30, 2002, these transactions resulted in a consolidated net gain of R$1,766,279, with an asset on that date of R$1,581,650 to recognize unrealized gains.

As of September 30 and June 30, 2002, the Company’s overhedge and net exposure to exchange rate risk, at book and market values, are as follows:

Telecomunicações de São Paulo S.A.—Telesp

	Consolidated
	09.30.02		06.30.02
	Book value	Market value	Book value	Market value
Loans and financing	5,296,547	4,445,450	3,445,153	2,789,697
Suppliers	67,131	67,131	—	—
Asset position on swaps	5,367,581	4,388,593	2,828,274	2,660,412
Asset position on options	—		233,241

Overhedge	3,903		—
Net exposure	—		383,638

In the derivative operations to cover exchange rate risks, the Company has made swap (US $for CDI) transactions to reduce the exchange rate devaluation impact over some nonfinancial operational commitments.

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swap) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

The Company has option contracts (call spread) amounting to US$70 million that on September 30, 2002 were with its maximum gain. The market value of these operations represents an asset of R$30,664 (R$19,041 as of June 30, 2002), in case that the Company wanted to quit such operations, while asset book value considered for these operations is R$36,951 (R$32,468 as of June 30, 2002). Black & Scholes model was used to determine the market value of these operations.

b)  Interest Rate Risk

This risk originates from the possibility that the Company may incur losses due to interest rate fluctuations, which would increase the financial expenses related to loans and financing obtained in the foreign market. The Company has derivatives contracts to reduce this risk at a book value of R$282,445 (R$181,480 as of June 30, 2002), representing a market value of R$282,568 (R$177,912 as of June 30, 2002), and the Company continually monitors market interest rates, aiming at evaluating the possible need for a derivative operation, so as to protect itself against the risk of volatility in these rates.

As of September 30, 2002, the Company had R$5,296,547 (R$3,744,420 as of June 30, 2002) in loans and financing, of which R$4,322,603 (R$2,656,442 as of June 30, 2002) bore interest at fixed rates and R$973,944 (R$788,731 as of June 30, 2002) bore interest at floating rates (LIBOR). Although part of the debt was contracted at fixed rates, the entire debt was effectively converted to floating rates, as a result of swap contracts based on the CDI. The Company invests its excess cash as temporary cash investments of R$357,969 as of September 30, 2002 (R$125,766 as of June 30, 2002), mainly in short-term instruments, based on the CDI. The book value of these instruments approximates market value, due to their short-term maturity.

Telecomunicações de São Paulo S.A.—Telesp

Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates which affect the Company’s debt.

c)  Debt Acceleration Risk

On September 30, 2002, most of the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applied to this kind of operations, relating to cash generation, debt ratios and other. These restrictive clauses were completely complied with by the Company and do not restrict its capacity to conduct its regular business.

d)  Credit Risk

This risk arises from the possibility that the Company may incur losses from the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the indebtedness, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

As of September 30, 2002, the Company’s customer portfolio had no subscribers whose receivables were, individually, higher than 1% of the total accounts receivable from services.

32.	SUBSEQUENT EVENT

As authorized by the Board of Directors at the meeting on October 4, 2002, management informed the shareholders that it will pay “interim dividends” starting on October 7, 2002, in the total amount of R$339,000, based on the financial statements as of June 30, 2002 and in accordance with article 28 of the Company’s bylaws and articles 204 and 205 of Law No. 6,404/76. The amount per 1,000 shares, common and preferred, was R$0.6867.

33.	RELEVANT EVENT

The Company’s first promissory note issue was authorized by the Board of Directors in the meeting on October 4, 2002, and published on October 8, 2002, for public subscription, with the following principal characteristics:

a)  Issuing amount: R$400,000.

b)  Quantity and series: 800 single series promissory notes.

c)  Unit face value: R$500.

Telecomunicações de São Paulo S.A.—Telesp

d)  Interest: equivalent to 105% of the one-day average rate for interbank deposits (“Taxa DI”), expressed as an annual percentage rate based on a period of 252 days, calculated and published by Central de Custódia e Liquidação Financeira de Títulos—CETIP (Securities Custody and Clearing House).

e)  Maturity: 180 days from the issuing date.

f)  Guarantees: the notes are unsecured.

On October 18, 2002, the “Promissory Notes Initial Placement Notice” was published.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE
AS OF SEPTEMBER 30, 2002
(All amounts in millions of Brazilian reais)

	Nine-month periods ended September 30		Change
	2002	2001	R$	%
Gross operating revenue	9,937.7	8,925.9	1,011.8	11.3
Net operating revenue	7,338.0	6,625.8	712.2	10.7
Cost of services provided	(4,211.6)	(3,642.9)	(568.7)	15.6
Financial expense, net	(564.0)	(310.4)	(253.5)	81.7
Operating (expenses) income, net	(1,405.3)	(1,344.1)	(61.2)	4.6
Income from operations	1,157.1	1,328.5	(171.4)	(12.9)
Net income	736.6	830.0	(93.4)	(11.3)

1.
Net operating revenue was R$7,338.0 for the nine months ended September 30, 2002, compared to R$6,625.8 for the same period in 2001, an increase of R$712.2 or 10.7%. This increase was mainly due to an increase in the average plant in service of 8.1% and to tariff adjustments of 8.3% in June 2002. Revenue for the third quarter of 2002, compared to the same period in 2001, increased R$206.9 or 8.7%, also due to the increase in the average plant in service and to tariff adjustments in June 2002.

2.	Cost of services provided increased 15.6% due to the increase in network expense (fixed/cellular traffic) of 15.3% and in depreciation costs (22.3%).

3.
Net financial expense increased R$253.5 through September 2002 compared to the same period in 2001, due principally to the exchange rate variation on loans and financing from the U.S. dollar appreciation of 67.8% in 2002. To reduce the exchange rate risk, arising from the possibility of incurring losses due to exchange rate fluctuations, which increase loans and financing liability balances in foreign currency and financial expenses, the Company has hedge contracts with financial institutions.

4.
Income from operations decreased 12.9% compared to the same period in 2001, considering the increase in gross operating revenue and consequent increase in costs, as previously mentioned, and due to the exchange variations on the Company’s loans and financing which were decreased through derivative operations.

Telecomunicações de São Paulo S.A.—Telesp

5.	Operating Data (*)

Main operating data:

		Through September 30%
	Unit	2002	2001	change
Installed lines and lines in installation	Lines	14,319,825	14,354,311	(0.2)
Lines in service	Lines	12,560,848	12,612,034	(0.4)
Public telephones	Lines	330,587	342,495	(0.2)
Local traffic:
Local call pulses	Thousand pulses	26,639,030	24,654,480	8.0
Local call billed pulses	Thousand pulses	18,585,622	17,448,019	6.5

Each pulse is equal to two minutes.

(*) Not reviewed by independent auditors.

6.	Amounts paid to the Federal, State and Municipal governments, as taxes, were R$3,176.0, representing 32.0% of the gross operating revenue from telecommunications services.

	Nine-month periods ended September 30
	2002		2001
	R$	%	R$	%
Value-Added Tax—VAT (State tax)	2,217.5	69.9	1,941.88	66.5
PIS (Federal tax on revenue)	64.7	2.0	57.8	2.0
COFINS (Federal tax on revenue)	298.5	9.4	267.0	9.1
Municipal service tax (ISS)	8.1	0.3	6.8	0.2
Federal VAT (IPI)	0.7	—	0.7	—
Social security contributions (INSS)	79.6	2.5	89.3	3.1
Income tax	276.6	8.7	312.9	10.7
Social contribution tax	99.6	3.1	113.8	3.9
Other taxes and contributions	130.7	4.1	130.9	4.5

Total	3,176.0	100.0	2,921.0	100.0

7.	Expansion Plan and Investments (*)

The Company and its subsidiaries signed, through September 30, 2002, contracts for the current year related to expansion projects and investments of R$882.0. The total budgeted for the period was R$919.1.

7.1.    Market from January through September 2002:

7.1.1.    Activation Fees

For the nine months, the Company received 1,445,979 (574,624 in the third quarter of 2002) orders from customers for local telephone service.

Telecomunicações de São Paulo S.A.—Telesp

7.1.2.    Decrease in Fixed Terminals in Service

Through June 2002, 104,491 terminals were deactivated, meanwhile (49,333 were reactivated in the third quarter of 2002) reducing the plant in service to 12,560,848 terminals.

7.1.3.    Public Telephones

12,166 public telephones were deactivated in the period, reducing the plant in service to 330,587 public telephones in service.

(*) Not reviewed by independent auditors.

8.	ANATEL

8.1.    Goals

The quality and universalization goals of the STFC are available at ANATEL’s website: www.anatel.gov.br.

8.2.    National and International Long-distance Operating Authorization

ANATEL, on March 1, 2002, recognized that the Company met the universalization goals in advance by more than two years, which let the Company receive the licenses to explore the STFC on local, national and international long-distance modes in all national territory, expanding its boundaries.

On April 25, 2002, ANATEL announced the authorizations mentioned above for the Company, which became the first fixed line telecommunications services operator to render the STFC modes in all national territory.

On April 29, 2002, the authorization was suspended through a preliminary injunction against ANATEL, obtained by Empresa Brasileira de Telecomunicações S.A.—Embratel. Due to this fact, the Company could not begin the commercial operation of national long-distance calls with the source in its concession area and finished on regions I (Telemar) and II (Brasil Telecom). However, local and national long- distance authorizations on regions I and II and Sector 33 of region III and international long-distance authorizations in all these three regions were not object of this lawsuit.

On June 28, 2002, ANATEL reverted this preliminary injunction, what let the Company begin the oferring of the inter-regional national long-distance calls with the source in its concession area.

The procedures for the beginning of the long-distance operations on the other regions are already in course, and may be finalized in the next few months.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

Date: November 25, 2002	By:	/s/ Charles E. Allen
Name: Charles E. Allen Title: Investor Relations Director